UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

Cumulus Media Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

231082108
(CUSIP Number)

Barry S. Volpert
Crestview Partners II GP, L.P.
667 Madison Avenue
New York, NY 10065
(212) 906-0700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Kenneth M. Schneider, Esq.
Neil Goldman, Esq.
Paul, Weiss, Wharton, Rifkind & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

November 18, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Radio Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
59,619,816

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
65,842,051

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,842,051

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.4%

14	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
59,619,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,842,051

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,842,051

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.4%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Partners II (TE), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
59,619,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,842,051

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,842,051

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.4%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Partners II (FF), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
59,619,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,842,051

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,842,051

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.4%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Offshore Holdings II (Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
59,619,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,842,051

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,842,051

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.4%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Offshore Holdings II (FF Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
59,619,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,842,051

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,842,051

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.4%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Offshore Holdings II (892 Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
59,619,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,842,051

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,842,051

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.4%

14	TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 231082108

SCHEDULE 13D

1	NAME OF REPORTING PERSONS
Crestview Partners II GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
59,619,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,842,051

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,842,051

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.4%

14	TYPE OF REPORTING PERSON (see instructions)
PN

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Exchange Act, the undersigned hereby amends the Schedule 13D originally filed on September 26, 2011 (the “Schedule 13D”), relating to the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Cumulus Media Inc. (the “Issuer”).

Item 2.    Identity and Background.

Item 2 of the Schedule 13D is hereby amended by deleting the first paragraph and replacing it with the following:

“The names of the persons filing this statement are Crestview Radio Investors, LLC (“Crestview Radio Investors”), Crestview Partners II, L.P. (“DE Fund”), Crestview Partners II (TE), L.P. (“TE Fund”), Crestview Partners II (FF), L.P. (“FF Fund”), Crestview Offshore Holdings II (Cayman), L.P. (“Cayman Fund”), Crestview Offshore Holdings II (FF Cayman), L.P. (“FF Cayman Fund”), Crestview Offshore Holdings II (892 Cayman), L.P. (“892 Cayman Fund,” and together with DE Fund, TE Fund, FF Fund, Cayman Fund and FF Cayman Fund, the “Crestview Funds”) and Crestview Partners II GP, L.P. (“Crestview GP,” and together with Crestview Radio Investors and the Crestview Funds, the “Reporting Persons” and each, a “Reporting Person”).  Crestview GP serves as the general partner of the Crestview Funds.  The general partner of Crestview GP is Crestview, L.L.C.  Each of the Crestview Funds is a private investment fund and a member of Crestview Radio Investors, which is a special purpose investment vehicle.  DE Fund, TE Fund, FF Fund, Cayman Fund, FF Cayman Fund and 892 Cayman Fund are 74.5%, 2.4%, 4.1%, 11.4%, 1.3% and 6.3% members, respectively, in Crestview Radio Investors, which is the record owner of 58,065,553 shares of Class A Common Stock and a warrant to purchase 7,776,498 shares of Class A Common Stock.  The address of the principal office of each of the Reporting Persons and Crestview, L.L.C. is 667 Madison Avenue, New York, New York 10065.”

Item 3.    Source and Amount of Funds or Other Consideration.

This Item 3 is hereby amended to add the following at the end of such section:

“Crestview Radio Investors purchased 1,951,607 shares of the Class A Common Stock in a series of open market transactions during the period between September 27, 2011 and November 22, 2011.  The aggregate purchase price for such 1,951,607 shares of the Class A Common Stock was $5,504,268 which full amount was paid by Crestview Radio Investors from its working capital (funds available for investment and available lines of credit).”

Item 4.    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by deleting the sixth paragraph and replacing it with the following:

“Depending on the Reporting Persons’ ongoing evaluation of the Issuer, prevailing market conditions and economic conditions and/or other investment considerations, Crestview Radio Investors may acquire additional shares of the Class A Common Stock in one or more open market transactions, private transactions and/or pursuant to a 10b5-1 plan.  The timing and amount of such acquisitions will depend on the conditions and considerations described in the preceding sentence.  Crestview Radio Investors’ acquisition of additional shares of the Class A Common Stock is subject to applicable legal restrictions and the Stockholders’ Agreement, which provides that Crestview Radio Investors cannot beneficially own more than 64,804,148 shares of the Class A Common Stock (not counting, for the avoidance of doubt, 7,776,498 shares that are issuable to Crestview Radio Investors upon exercise of the Class A Warrant (as defined below)), as further described in Item 6 below.”

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)           Amount beneficially owned:

As of November 22, 2011, the Reporting Persons beneficially owned 65,842,051 shares of the Class A Common Stock.  Such shares constitute 48.4% of the outstanding shares of the Class A Common Stock, based on (i) 128,250,262 shares of Class A Common Stock outstanding as of November 1, 2011 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 14, 2011, plus (ii) 7,776,498 shares of the Class A Common Stock, which may be acquired upon exercise of the Class A Warrant.

Crestview GP is the general partner of each of the Crestview Funds.  Each of the Crestview Funds is a member of Crestview Radio Investors.  DE Fund, TE Fund, FF Fund, Cayman Fund, FF Cayman Fund and 892 Cayman Fund are 74.5%, 2.4%, 4.1%, 11.4%, 1.3% and 6.3% members, respectively, in Crestview Radio Investors, which is the record owner of 58,065,553 shares of the Class A Common Stock and the Class A Warrant to purchase 7,776,498 shares of the Class A Common Stock.

Each Reporting Person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b)           Number of shares as to which such person has:

(i)           Sole power to vote or direct the vote:

See item 7 on Cover Pages to this Schedule 13D.  Pursuant to the Stockholders’ Agreement, Crestview Radio Investors is required to vote 6,222,235 shares of the Class A Common Stock it has acquired since September 19, 2011 in accordance with the recommendation of, or at the direction of, the Board, with each Crestview Director recusing himself from such direction.

(ii)           Shared power to vote or to direct the vote:

See item 8 on Cover Pages to this Schedule 13D.  Pursuant to the Stockholders’ Agreement, Crestview Radio Investors is required to vote 6,222,235 shares of the Class A Common Stock it has acquired since September 19, 2011 in accordance with the recommendation of, or at the direction of, the Board, with each Crestview Director recusing himself from such direction.

(iii)           Sole power to dispose or to direct the disposition of:

See item 9 on Cover Pages to this Schedule 13D.

(iv)           Shared power to dispose or to direct the disposition of:

See item 10 on Cover Pages to this Schedule 13D.

(c)           Except for the acquisitions set forth on Schedule A hereto, the persons identified in Item 2 of this Schedule 13D have not effected any transaction in shares of the Class A Common Stock during the preceding 60 days.

(d)           Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of the Class A Common Stock owned by the Reporting Persons.

(e)           Not applicable.”

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by deleting the third paragraph (under the heading “Transfer Restrictions and Standstill Restrictions” in section B. and replacing it with the following:

“Pursuant to the Stockholders’ Agreement, so long as Crestview Radio Investors remains a Significant Stockholder, it may not, until September 16, 2018, directly or indirectly, acquire, agree to acquire or make a proposal to acquire beneficial ownership of any additional securities of the Issuer not owned by Crestview Radio Investors as of September 16, 2011, subject to certain exceptions.  The Stockholders’ Agreement also provides that, until September 16, 2018, Crestview Radio Investors, so long as it remains a Significant Stockholder of the Issuer, will not, or will not permit any of its affiliates to, engage in any transaction or series of transactions that would constitute a going-private transaction of the Issuer, subject to certain exceptions.  The Stockholders’ Agreement also provides that, subject to certain exceptions, Crestview Radio Investors, so long as it remains a Significant Stockholder of the Issuer, will not transfer its common stock or warrants of the Issuer to a person or group that is, to the knowledge of Crestview Radio Investors, a specified competitor of the Issuer or that, following such transfer, would beneficially own greater than 10% of the Issuer’s common stock.  The Stockholders’ Agreement contains significant restrictions on the transferability of securities of the Issuer held by Crestview Radio Investors for a period of 18 months following the closing of the equity investment by Crestview Radio Investors on September 16, 2011, subject to certain exceptions.  In addition, pursuant to and during the term of the Stockholders’ Agreement, Crestview Radio Investors is restricted from buying shares of the Issuer’s common stock if such purchase would cause Crestview Radio Investors to beneficially own more than 64,804,148 shares of the Issuer’s common stock (not counting, for the avoidance of doubt, 7,776,498 shares that are issuable to Crestview Radio Investors upon exercise of the Class A Warrant).”

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated September 26, 2011, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Exhibit 2
Stockholders’ Agreement, dated as of September 16, 2011, by and among Crestview Radio Investors, LLC, Cumulus Media Inc., BA Capital Company, L.P., Banc of America Capital Investors SBIC, L.P., Blackstone FC Communications Partners L.P., Lewis W. Dickey, Jr., John W. Dickey, David W. Dickey, Michael W. Dickey, Lewis W. Dickey, Sr., DBBC, L.L.C., MIHI LLC and UBS Securities LLC (filed as Exhibit 10.6 to the Issuer’s Form 8-K (File No. 000-24525) filed with the SEC on September 22, 2011 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     Novembe 22, 2011

CRESTVIEW RADIO INVESTORS, LLC

By:          Crestview Partners II, L.P., its managing member

By:          Crestview Partners II GP, L.P., its general partner

By:          Crestview, L.L.C., its general partner

By:           /s/ Evelyn C. Pellicone
Name:     Evelyn C. Pellicone
Title:       Chief Financial Officer

CRESTVIEW PARTNERS II, L.P.
CRESTVIEW PARTNERS II (FF), L.P.
CRESTVIEW PARTNERS II (TE), L.P.
CRESTVIEW OFFSHORE HOLDINGS II (CAYMAN), L.P.
CRESTVIEW OFFSHORE HOLDINGS II (FF CAYMAN), L.P.
CRESTVIEW OFFSHORE HOLDINGS II (892 CAYMAN), L.P.

By:          Crestview Partners II GP, L.P.,
the general partner of each limited partnership above

By:          Crestview, L.L.C., its general partner

By:           /s/ Evelyn C. Pellicone
Name:     Evelyn C. Pellicone
Title:       Chief Financial Officer

CRESTVIEW PARTNERS II GP, L.P.

By:          Crestview, L.L.C., its general partner

By:           /s/ Evelyn C. Pellicone
Name:     Evelyn C. Pellicone
Title:       Chief Financial Officer

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Act, the undersigned hereby agree (i) to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A common stock, $0.01 par value per share, of Cumulus Media Inc. and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii) of the Act, no person shall be responsible for the completeness and accuracy of the information concerning the other person making the filing unless such person knows or has reason to believe such information is inaccurate.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this November 22, 2011.

CRESTVIEW RADIO INVESTORS, LLC

By:          Crestview Partners II, L.P., its managing member

By:          Crestview Partners II GP, L.P., its general partner

 By:         Crestview, L.L.C., its general partner

By:           /s/ Evelyn C. Pellicone
Name:     Evelyn C. Pellicone
Title:       Chief Financial Officer

CRESTVIEW PARTNERS II, L.P.
CRESTVIEW PARTNERS II (FF), L.P.
CRESTVIEW PARTNERS II (TE), L.P.
CRESTVIEW OFFSHORE HOLDINGS II (CAYMAN), L.P.
CRESTVIEW OFFSHORE HOLDINGS II (FF CAYMAN), L.P.
CRESTVIEW OFFSHORE HOLDINGS II (892 CAYMAN), L.P.

By:          Crestview Partners II GP, L.P.,
the general partner of each limited partnership above

By:          Crestview, L.L.C., its general partner

By:            /s/ Evelyn C. Pellicone
Name:     Evelyn C. Pellicone
Title:       Chief Financial Officer

CRESTVIEW PARTNERS II GP, L.P.

By:          Crestview, L.L.C., its general partner

By:           /s/ Evelyn C. Pellicone
Name:     Evelyn C. Pellicone
Title:       Chief Financial Officer

Schedule A

(All transactions were made in the open market)

Date of Transaction	Person Effecting Transaction	Amount of Shares of Class A Common Stock	Purchase Price per Share
9/19/2011	Crestview Radio Investors, LLC	406,890 (1)	$2.3449 (2)
9/20/2011	Crestview Radio Investors, LLC	1,205,164 (1)	$2.9727 (2)
9/21/2011	Crestview Radio Investors, LLC	1,400,000 (1)	$2.9307 (2)
9/22/2011	Crestview Radio Investors, LLC	820,606 (1)	$2.6994 (2)
9/23/2011	Crestview Radio Investors, LLC	163,300 (1)	$2.7329 (2)
9/26/2011	Crestview Radio Investors, LLC	274,668 (1)	$2.748 (2)
9/28/2011	Crestview Radio Investors, LLC	500,000 (1)	$2.8767 (2)
9/29/2011	Crestview Radio Investors, LLC	187,834 (1)	$2.8103 (2)
9/30/2011	Crestview Radio Investors, LLC	288,773 (1)	$2.8412 (2)
11/17/2011	Crestview Radio Investors, LLC	175,043 (1)	$2.7893 (2)
11/18/2011	Crestview Radio Investors, LLC	238,700 (1)	$2.8192 (2)
11/21/2011	Crestview Radio Investors, LLC	240,915 (1)	$2.7460 (2)
11/22/2011	Crestview Radio Investors, LLC	320,342 (1)	$2.7934 (2)

(1)  The amount of shares represents the aggregate amount of shares that were purchased in the sales that were executed on each corresponding day.

(2)  The price represents the approximate weighted average price per share of sales that were executed on each corresponding day.